

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2023

Yongsheng Liu
Chief Executive Officer
SunCar Technology Group Inc.
c/o Shanghai Feiyou Trading Co., Ltd.
Suite 209, No. 656 Lingshi Road
Jing'an District, Shanghai, 200072
People's Republic of China

Re: SunCar Technology Group Inc.
Amendment No. 1 to Registration Statement on Form F-4
Filed February 24, 2023
File No. 333-269295

Dear Yongsheng Liu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 2, 2023 letter.

Amendment No. 1 to Registration Statement on Form F-4 Filed February 24, 2023

Questions and Answers about the Business Combination and the Extraordinary General Meeting
Q: What is the effect of the GEM Purchase Agreement?, page 12

1. We note your amended disclosure in response to comment 7 and we reissue it in part. In the answer to this Question and in the Risk Factor on page 72, please revise to quantify the number of securities that may be issued under the GEM Purchase Agreement and any possible negative impact on future stock prices as a result.

Summary of the Proxy Statement/Prospectus
Regulatory Approvals, page 20

2.   We note your amended disclosure regarding the Provisions on Strengthening
     Confidentiality and Archives Administration of Overseas Securities Offering and Listing
     by Domestic Companies, or the Confidentiality and Archives Provisions, announced on
     February 24, 2023. Please revise to discuss in detail:

     • the provisions, including whether the provisions apply beyond the initial issuance and
       listing period;

     • the applicability of the provisions to you and your subsidiaries;

     • the compliance requirements, and if those requirements are currently uncertain,
       please state as much; and

     • the risks of non-compliance.

     Additionally, please revise to define "work manuscripts" and provide examples of such
     documents that might be generated by securities companies and securities service
     institutions. Please also name the "competent authorities" that are required to approve the
     work manuscripts and describe the relevant "approval procedures" that must be followed
     in order to transfer such documents outside of the PRC. If you already have the relevant
     confidentiality and archives management systems in place, please revise to state as much.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 164

3.   Please revise to put footnote (2) next to the pro forma adjustments decreasing amounts
     due to related party, current, and note payable to related party.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Six Months Ended December 31, 2022, page 165

4.   It appears that adjustment (1) decreasing general and administrative expenses for the six
     months ended December 31, 2022 by $575,000 should not be included in your pro forma
     statement of operations for this period. This adjustment has already been included as a
     pro forma adjustment in the unaudited pro forma condensed statement of operations for
     the year ended June 30, 2022 and footnote (1) on page 169 indicates that these are costs
     that will be expensed upon the closing of the business combination, as if it occurred on
     July 1, 2021, and are non-recurring. Please revise or advise.

Consolidated Financial Statements of Auto Services Group Inc., page F-1

5.   Since this is an initial registration of Suncar's Class A ordinary shares, please update to
     include audited financial statements for Auto Services Group Inc. for the year ended
     December 31, 2022. Alternatively, please provide as an exhibit to your filing, a

representation by management that this entity is not required to comply with the 12-month requirement in any other jurisdiction outside the United States and that complying with the 12-month requirement is impracticable or involves undue hardship. Refer to the Instructions to Item 8.A.4 of Form 20-F.

You may contact Tony Watson at (202) 551-3318 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Donald Field at (202) 551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Giovanni Caruso, Esq.